SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2003

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

         (If ("Yes") is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):82_______.)

                    (Convenience Translation into English from the Original Previously Issued in Portuguese)


                    Telecomunicacoes Brasileiras S.A. - TELEBRAS


                    Quarterly Financial Information
                    for the Three-month Period
                    Ended September 30, 2003 and
                    Independent Auditors' Review Report



                    Deloitte Touche Tohmatsu Auditores Independentes

Share Capital Structure

         Shares         1 - Quarter   2 - Former quarter   3 - Previous period
                        09/30/2003        06/30/2003             09/30/2002

Paid in Capital
1 - Common              346,418,591        346,418,591           346,418,591
2 - Preferred           210,029,997        210,029,997           210,029,997
3 - Total               556,448,588        556,448,588           556,448,588

Treasury
4 - Common                   19,366             19,366                19,366
5 - Preferred                     0                  0                     0
6 - Total                    19,366             19,366                19,366


BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND JUNE 30, 2003
(In thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------
ASSETS                                           09/30/2003        06/30/2003
------                                           ----------        ----------
CURRENT ASSETS                                     156,658           146,537
                                                  --------           -------
Cash and cash equivalents                          142,078           132,450
Recoverable taxes                                    5,338             5,363
Other assets                                         9,242             8,724

LONG-TERM ASSETS                                   103,802           101,673
                                                  --------           -------
Recoverable taxes                                   89,828            88,362
Escrow deposits                                     12,302            11,668
Other assets                                         1,672             1,643
                                                  --------           -------
TOTAL ASSETS                                       260,460           248,210
                                                  ========           =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES                                 65,231            61,344
                                                  --------           -------
Suppliers                                              828               832
Taxes and contributions                                157               151
Employment termination provisions                   36,871            37,272
Provision for contingencies                          6,400             8,742
Payroll and related accruals                         4,645             4,428
Third parties' consignments                            191               211
Other liabilities                                   16,139             9,708

LONG-TERM LIABILITIES                               92,169            86,855
                                                  --------           -------
Provision for contingencies                         91,165            85,851
Other liabilities                                    1,004             1,004
SHAREHOLDERS' EQUITY                               103,060           100,011
Capital                                            219,455           219,455
                                                  --------           -------
Accumulated deficit                               (116,395)         (119,444)
                                                  --------           -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         260,460           248,210
                                                  ========           =======

The accompanying notes are an integral part of this quarterly financial information.

STATEMENTS OF OPERATIONS FOR THE QUARTER AND THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002
(Expressed in thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------

                                                       01/07/2003     01/01/2003     01/07/2002     01/01/2002
                                                        through        through         through        through
                                                       30/09/2003     30/09/2003     30/09/2002     30/09/2002
                                                       ----------     ----------     ----------     ----------
OPERATING EXPENSES
General and administrative expenses                        -1,570         -5,106         -1,739         -5,373
Provision for contingencies                                -2,974        -10,665         -2,143         -5,550

FINANCIAL INCOME (EXPENSES)
Financial income                                           10,584         32,999          7,981         22,390
Financial expenses                                           -439         -1,703           -478         -1,101

Other operating income                                          1             40                            30
Other operating expenses                                     -738         -3,092           -479         -1,836

OPERATING INCOME(EXPENSES)                                  4,864         12,473          3,142          8,560

NONOPERATING INCOME                                             0          2,268             61             64
NONOPERATING EXPENSES                                          -1             -1             -4            -22

INCOME  BEFORE INCOME TAX AND SOCIAL CONTRIBUTION           4,863         14,740          3,199          8,602

INCOME TAX                                                 -1,333         -3,988           -919         -2,522
SOCIAL CONTRIBUTION                                          -481         -1,446           -332           -912
NET INCOME FOR THE PERIOD                                   3,049          9,306          1,948          5,168

Number of shares, ex-treasury shares
   (in thousands)                                     556,429,222    556,429,222    556,429,222    556,429,222

NET INCOME PER SHARE                                      0.00001        0.00002        0.00000        0.00001


The accompanying notes are an integral part of this quarterly financial information.

--------------------------------------------------------------------------------

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE QUARTER AND THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
--------------------------------------------------------------------------------


1 - COMPANY'S OPERATIONS

Telecomunicacoes Brasileiras S.A - TELEBRAS is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until the spin-off held on May 22, 1998.

The Extraordinary General Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies that were privatized on July 29, 1998, continuing the Company as a shell company and no longer as the TELEBRAS System's holding company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operational assets generating income and basically has sustained its operations with income from financial investments. As of September 30, 2003, the Federal Government held 76.46% of the common voting shares and 47.60% of the total capital that, added to the interest held by other federal government-owned companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator. Such meeting shall be held only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality (ADIN) No. 2,310. The preliminary injunction has suspended "ad referendum" of the Brazilian Supreme Court, among others, article 30 of Law 9,986 dated July 18, 2000. Article 30 provides for the creation of ANATEL's Special Staff to absorb TELEBRAS' employees who were assigned to ANATEL on the date the Law 9986 was published, as approved by TELEBRAS' Board of Directors on December 27, 2000 and agreed to by the Ministry of Communications. The judgment of the above-mentioned claim for declaration of unconstitutionality has been suspended as the previous appreciation of ADIN No. 2,135, which provides for Constitutional Amendment No. 19/98, has been requested.

2 - PRESENTATION OF FINANCIAL STATEMENTS

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by the Brazilian corporate law, standards established by the Brazilian Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.

2

3 - SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

Receivables and payables subject to monetary adjustment are restated through the balance sheet date.

a)       Cash Equivalents

Cash equivalents are considered to be short-term investments (daily) and are stated at cost plus accrued interest through the balance sheet date.

b) Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at the net amount expected to be refunded by the Federal Government.

c) Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, due to uncertainty over their future recovery, charging the corresponding effects to income as detailed in Note 6.

d) Other Short Term Assets

Payroll and payroll accruals incurred with the employees seconded to give support to the National Telecommunications Agency (ANATEL) and other government agencies, as per specific legislation, are not recorded as Company expenses, but as Other Current Assets, as shown in Note 7.

e) Vacation Provision

Vacation due to employees (including the employees seconded) is accrued as due.

f) Provision for Contingencies

Provision for contingencies is based on evaluations made by Telebras' legal counselors as to the risk of losses related to the existing lawsuits on the balance sheet date. The nature of the contingencies is summarized in Note 10.

g) Financial Income (Expenses)

Financial income (expenses) represent interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

h) Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on an accrual basis. Further information regarding such plans is provided in Note 18.

i) Earnings and Book Share Value per Thousand Shares

Earnings and Book Share Value per thousand shares was based on the number of shares outstanding on the balance sheet date, of which 346,399,225 thousand are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares as of September 30, 2003 (same as of June 30, 2003).

4 - CASH AND CASH EQUIVALENTS

                                                  09.30.2003     06.30.2003
                                                  ----------     ----------

Bank accounts                                             25             31
Short-term investments - Banco do Brasil - FRF       142,053        132,419
                                                     -------        -------

Total                                                142,078        132,450
                                                     -------        -------
5 - RECOVERABLE TAXES

Recoverable taxes for the quarter consist of the following:


                    ACCOUNTS                         Balance    Additions   Additions Selic    Offset against    Balance
                                                    06.30.03    principal    interest rate       own debts       09.30.03
                                                    --------    ---------    -------------       ---------       --------
Withholding income tax on financial investments      56,374       1,500            1,704           -1,333         58,245
Withholding income tax on  dividends                  2,836                                                        2,836
Provision for probable losses                       (2,836)                                                       -2,836
Withholding income tax on  interest on capital       30,790                          807           -1,402         30,195
Other                                                 6,561                          165                           6,726
                                                     ------       -----            -----           ------         ------
TOTAL                                                93,725       1,500            2,676           -2,735         95,166
                                                     ======       =====            =====           ======         ======
Current                                               5,363                                                        5,338

Long term                                            88,362                                                       89,828

5.1 Offset against own tax debts

In the three-month period, the Company offset R$2,735 against own tax debts related to income tax (IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax (IRRF) on salaried employees and service providers - individual and legal entities.

5.2 Provision for loss

The Company maintained in its records a provision for loss on withholding income tax (IRRF) on dividends.

6 - INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, due to uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to actual realization/offset.

6.1 Income Tax and Social Contribution Expenses

Income and social contribution tax expenses, recorded on September 30, 2003 and 2002, were computed as follows:



                                                Income tax               Social contribution tax
                                        09.30.2003     09.30.2002       09.30.2003     09.30.2002
                                        ----------     ----------       ----------     ----------

Income before income and social             14,740          8,602           14,740          8,602
  Contribution taxes
    Permanent add-backs                         43            130               12             85
Subtotal                                    14,783          8,732           14,752          8,687
                                            ------         ------           ------         ------
    Deductible temporary                     8,202          5,784            8,202          5,784
                                            ------         ------           ------         ------
        Differences
    Additions:                              12,513          6,832           12,513          6,832
                                            ------         ------           ------         ------
          Provision for contingencies       10,665          5,550           10,665          5,550
          Provision for suppliers              394            267              394            267
          Provision for PISP/PDI             1,454            992            1,454            992
          Provision - FINAM                                    23                              23
    Deductions:                             -4,311         -1,048           -4,311         -1,048
          Provision for suppliers             -220                            -220
          Provision for PISP/PDI            -4,091         -1,048            4,091         -1,048

    Subtotal                                22,985         14,516           22,954         14,471
                                            ------         ------           ------         ------
    Offset of tax loss carryforwards        -6,895         -4,355           -6,886         -4,341
                                            16,090         10,161           16,068         10,130
                                            ------         ------           ------         ------
Taxable income

    Provision for income and social
         contribution taxes                  3,988          2,522            1,446            912
                                            ======         ======           ======         ======

6.2
Tax Credits Available for Offset

As of September 30, 2003 and June 30, 2003, the Company had off-balance sheet tax credits, relating to deductible temporary differences and tax loss carryforwards, available for offset in future years, classified by nature and amounts as follows:

                                                                          09.30.2003
                                                      ------------------------------------------------------
                                                           Income tax               Social contribution tax
               NATURE                                      ----------               -----------------------
                                                      Tax basis   Tax rate 25%     Tax basis    Tax rate 9%
                                                      ---------   ------------     ---------    -----------
Provision for contingencies                            97,565       24,391           97,565        8,781
Provision for voluntary severance program              36,871        9,218           36,871        3,318
Provision for loss -  taxes                             2,836          709            2,836          255
Provision for suppliers/accounts receivable/FINAM       6,431        1,608            6,431          579
Tax loss carryforwards                                 39,438        9,859           39,709        3,574
                                                      -------       ------          -------       ------
Total                                                 183,141       45,785          183,413       16,507
                                                      =======       ======          =======       ======

                                                                          06.30.2003
                                                      ------------------------------------------------------
                                                           Income tax               Social contribution tax
               NATURE                                      ----------               -----------------------
                                                      Tax basis   Tax rate 25%     Tax basis    Tax rate 9%
                                                      ---------   ------------     ---------    -----------
Provision for contingencies                              94,593       23,648          94,593        8,513
Provision for voluntary severance program                37,272        9,318          37,272        3,354
Provision for loss -  taxes                               2,836          709           2,836          255
Provision for suppliers/accounts receivable/FINAM         6,452        1,613           6,452          581
Tax loss carryforwards                                   41,733       10,433          42,001        3,780
                                                        -------       ------         -------       ------
Total                                                   182,886       45,721         183,154       16,483
                                                        =======       ======         =======       ======

Current tax legislation limits the use of tax loss carryforwards in a given year to 30% of its taxable income.

7 - OTHER ASSETS - CURRENT

                                                                           09.30.2003      06.30.2003
                                                                           ----------      ----------
Recoverable costs - employees seconded to ANATEL                                5,887           5,794
Recoverable costs - employees seconded to the Ministry of Transportation            4               3
Sundry credits - former Telebra System (STB)                                    4,537           4,537
Provision for losses - sundry credits -former STB                              -4,537         (4,537)
Provision for losses - ex-employees                                               -17            (17)
Provision for losses - other                                                     -480           (480)
Shares for sale                                                                 2,554           2,137
Advance of payment to employees                                                   201             208
Other                                                                           1,093           1,079

Total                                                                           9,242           8,724
                                                                                =====           =====

Recoverable costs from ANATEL relate to salaries, vacation and related social charges and benefits.

8 - OTHER ASSETS - LONG-TERM

                                                  09.30.2003      06.30.2003
                                                  ----------      ----------

PNUD - United Nations Development Program              1,672           1,643
                                                       -----           -----
Total                                                  1,672           1,643
                                                       =====           =====
9 - PERSONNEL, SOCIAL CHARGES AND BENEFITS

                                                  09.30.2003      06.30.2003
                                                  ----------      ----------

Salaries, wages and professional fees                     35              33
Social charges                                         3,677           3,408
Fringe benefits                                          673             702
Payroll withholdings                                     260             285
                                                       -----           -----
Total                                                  4,645           4,428
                                                       =====           =====

10 - CONTINGENCIES

10.1 - Lawsuits

TELEBRAS is a party to approximately 534 lawsuits, of which 277 involve labor matters and 257 involve civil matters.

The 534 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:

o Probable loss = the amount is accrued and disclosed in an Explanatory Note
o Possible loss = the amount is not accrued but disclosed in an Explanatory Note
o Remote loss = the amount is neither accrued nor disclosed in an Explanatory
  Note


Out of a total of 534 lawsuits, 124 (48 civil claims and 76 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS System. Due to the restructuring of the TELEBRAS System and also the spin-off of the holding company TELEBRAS, and considering that the claims were filed originally against the operating companies, which are controlled by the current holding companies of the telecommunications sector, substitution of TELEBRAS in the lawsuits has been filed with the courts. Requests for substitution of Telebras have been approved by the new holding companies and filed with the competent courts. Most of the requests filed have not yet been ruled on.

A - PROBABLE LOSSES - ACCRUED

The amount recorded in liabilities was:

                                    09.30.2003              06.30.2003
                                    ----------              ----------
Labor                                   10,125                   8,725
Civil                                   87,440                  85,868
                                       -------                 -------
 Total                                  97,565                  94,593
                                       =======                 =======
Current                                  6,400                   8,742
Long-term                               91,165                  85,851


As of September 30, 2003, the provision for contingencies of R$97,565, recorded in liabilities, refers to 105 lawsuits (83 labor claims and 22 civil claims). From the amount above mentioned R$76,323 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.

B  - POSSIBLE LOSSES - NOT ACCRUED

As of September 30, 2003, the aggregate amount of 199 lawsuits, classified as possible loss, and therefore not accrued, is estimated at a minimum of R$327,225, as follows:

b.1) R$261,980 relates to 13 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 through the capitalization of prospective subscribers' financial contributions, claiming delivery of TELEBRAS shares at their book value instead of shares from its former subsidiaries at market values. There are 2 other civil claims of undetermined amounts.

b.2) R$2,898 relates to 75 labor claims (job reinstatement, overtime payments, bonus, health exposure premium, severance pay fund (FGTS), etc.). There are 2 other labor claims of undetermined amounts.

b.3) R$62,347 relates to 80 civil claims (indemnification related to Telebras' spin-off, damages, annulment of bids, etc.) and 2 other civil claims of undetermined amounts and 22 claims without financial impact on the Company.

10.2 Prescription of Tax Contingencies

Pending approval by the Brazilian tax authorities, taxes and contributions in general remain available for examination by the tax authorities over a period of five years from their recording date.

11 - VOLUNTARY SEVERANCE PROGRAM

Telebras implemented in September 1998 an early severance program, named "Voluntary Severance Program (PISP)" to be in compliance with the Company's post-privatization period, i.e. only maintaining essential structure and functions until its future dissolution, ". An amount of R$97,211 was accrued at that date for this severance program, comprising all employees, including those seconded to ANATEL, Ministries and the President's office.

On July 18, 2000, a special staff structure was established at ANATEL by Law No. 9,986, article 30, to absorb TELEBRAS' employees who were seconded to that Agency, on the date the law was passed. However, as claims for declaration of unconstitutionality (ADINs) were filed with the Brazilian Supreme Court as stated in Note 1, TELEBRAS reinstated on December 27, 2000 the employees seconded to ANATEL and subsequently seconded them again to ANATEL on a chargeable basis. To handle this pending situation, Telebras has decided to maintain PISP-related liabilities for these employees.

As of September 30, 2003 short-term liabilities related to PISP provision for workers still employed represented R$36.871 (R$37,272 as of June 30, 2003).

12 - OTHER CURRENT LIABILITIES


                                                  09.30.2003    06.30.2003
                                                  ----------    ----------
Sundry creditors - telecommunications companies       15,932         9,639
Social contribution tax                                  134             7
Income tax                                                 -             -
Other liabilities                                         73            62
                                                          --            --
Total                                                 16,139         9,708
                                                      ======         =====

13 - SHAREHOLDERS' EQUITY

a) Capital

Subscribed and paid-in capital is R$219,455, represented by 556,448,588 thousand shares without par value, as follows:

                                                  09.30.2003      06.30.2003
                                                  ----------      ----------
Common shares - thousands                        346,418,591     346,418,591
Preferred shares - thousands                     210,029,997     210,029,997
                                                 -----------     -----------
Total                                            556,448,588     556,448,588
                                                 ===========     ===========
Book value per thousand shares - R$                    0.185           0.180
                                                       =====           =====

As of September 30, 2003, the Company had 19,366thousand common shares held in treasury.

b)  Dividends

Under Telebras' bylaws, preferred shares are non-voting, except in the circumstances defined by law, have priority for redemption of capital invested in the share and for a minimum 6% per annum noncumulative dividend.

14 - FINANCIAL INSTRUMENTS

As of September 30, 2003, the Company's financial instruments include short-term investments stated at cost plus interest accrued through the balance sheet date, and interest rates in line with market rates. Telebras has no financial derivatives.

15 - FINANCIAL INCOME (EXPENSES)

o  Financial income                                   09.30.2003     09.30.2002
                                                      ----------     ----------
        Short-term investments                            21,795         15,031
        Recoverable taxes                                 10,434          6,275
        Other assets                                         770          1,084
                                                             ---          -----
        Total                                             32,999         22,390
                                                          ======         ======

o  Financial expenses                                 09.30.2003     09.30.2002
                                                      ----------     ----------
        Tax on Transactions on Bank Accounts (CPMF)          198            180
        Losses on shares held for sale                         -            921
        Other liabilities                                  1,505              -
                                                           -----          -----
        Total                                              1,703          1,101
                                                           =====          =====
16 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                      09.30.2003     09.30.2002
                                                      ----------     ----------
       Third-party services                                3,227          3,671
       Personnel, social charges and fringe benefits       1,295          1,222
       Rent                                                  369            361
       Other                                                 215            119
                                                             ---          -----
       Total                                               5,106          5,373
                                                           =====          =====

17 - OTHER OPERATING EXPENSES

                                                      09.30.2003     09.30.2002
                                                      ----------     ----------
      Taxes and contributions (PASEP and COFINS)           1,635            821
      Early dismissal program                              1,454            992
      Other                                                    3             23
                                                               -          -----
      Total                                                3,092          1,836
                                                           =====          =====

18 - POST-RETIREMENT BENEFIT PLANS

18.1 - Fundacao Sistel de Seguridade Social - SISTEL

TELEBRAS, together with the other companies of the former Telebras System sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were jointly responsible for the existing plans. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

The purpose of the amendments to Sistel's bylaws was to enable Sistel to manage other benefit plans as a multisponsored entity, in view of the new situation after the privatization of the TELEBRAS System.

The new version consisted of the restructuring of the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". The accounting segregation of the plans was implemented by Sistel effective February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel in the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution is currently 8% on salaries from participating employees.

TELEBRAS sponsors the following plans:

o   PBS - A

PBS - A is a defined benefit plan. Sponsors shall make cash contributions in case the plan assets are insufficient to meet future retirement benefit obligations.

This plan is composed employees from all sponsors, participants of the Sistel Benefit Plan (PBS) and retired prior to January 31, 2000.All sponsors and Sistel are severely and jointly liable for the plan.

o   PBS - TELEBRAS

PBS - Telebras is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired as of January 31, 2000. Joint liability between the sponsors of the plans managed by Sistel no longer exists.

o   PAMA

The Post-retirement Health Care Plan - PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to its regulation, this plan is funded by sponsor contributions at a rate of 1.5% levied on monthly compensation of active participants covered by the PBS plans.

o   TELEBRASPREV

TelebrasPrev is a mixed supplementary pension plan approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002, based on a defined contribution for programmable benefits (retirement) and risk benefits (sickness benefit, disability compensation and death benefit). The participants of TelebrasPrev are former participants of PBS-TELEBRAS. TELEBRAS has no obligation to make any cash contribution in case the plan assets are not sufficient to meet future retirement benefit obligations.

As of September 30, 2003 and June 30, 2003, the status of the Sistel plans is as follows:

a) PBS - TELEBRAS and PBS - A

                                                 PBS - TELEBRAS                    PBS-A

                                          09.30.2003      06.30.2003      06.30.2003     06.30.2003
                                          ----------      ----------      ----------     ----------
Mathematical reserves and funds               98,002         127,486       3,999,444      4,046,941
Other liabilities                                295             156           3,403          3,408
                                                 ---             ---           -----          -----
Total reserves and other liabilities          98,297         127,642       4,002,847      4,050,349
(-) Total plan assets                        116,992         128,371       4,418,394      4,179,076
                                             -------         -------       ---------      ---------
(=) Accumulated surplus                       18,695             729         415,547        128,727

In the three-quarters of 2003, TELEBRAS' contribution represented R$236 (R$827 in the three-quarters of 2002).

b) PAMA

                                                   09.30.2003       06.30.2003
                                                   ----------        ----------
Assistance and administrative funds                   481,013          465,379
Other liabilities                                         481              340
                                                          ---              ---
Total funds and other liabilities                     481,494          465,719
Total assets of Sistel                                481,494          465,719

In the nine months of 2003, Company's contributions to PAMA amounted to R$120 (R$194 for the same period in 2002).

c)                TELEBRASPREV

                                                   09.30.2003        06.30.2003
                                                   ----------        ----------
Mathematical reserves and funds                       200,439          170,933
Other liabilities                                       1,232            1,281
                                                      -------          -------
Total reserves and other liabilities                  201,671          172,214
Total plan assets                                     201,671          172,214


Telebras contribution to TelebrasPrev during the 2003 nine-month period amounted to R$154.

18.2 -TELEBRAS' withdrawal

TELEBRAS' withdrawal as sponsor of SISTEL, either by formal petition or because of its dissolution, is subject to the procedures set forth by SISTEL's bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an specific actuarial evaluation at the time Telebras withdraws from Sistel, which may result in the need, or not, for additional funding by TELEBRAS.

Law No. 9,986 (published on July 19, 2000 - DOU) established that the Agencies absorbing the special staff structure as per articles 19, 27 and, more specifically, article 30, which created the ANATEL's Special Staff, may, as successors, become sponsors of the pension funds, to which the employees composing such structure are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by the Sistel Board of Trustees in the Extraordinary Meeting held on November 29, 2000.


19 - GUARANTEES

In accordance with item 4.3, Chapter 4 - Rights and Obligations from Purchasers of Companies' Shares, from the Public Bidding Notice MC/BNDES No. 01/98, which established the conditions for the privatization of the telecommunication companies, through the sale of shares held by the federal government, as part of the privatization process, the new holding companies were obliged to replace with their own guarantees, TELEBRAS' guarantees given on all contracts and financial transactions related to TELEBRAS' former subsidiary companies.

In the case where creditors do not agree with the substitution of guarantees offered by the new holding companies, these companies are obliged to offer counter-guarantees of a real nature or bank guarantees to TELEBRAS in line with market rates, pursuant to rule VI item 4.3 above mentioned.

As at September 30, 2003, there still remained guaranteed by TELEBRAS a contract signed by Telecomunicacoes de Sao Paulo S.A. - Telesp in the amount of US$310 million, to finance the expansion of mobile cellular service in Sao Paulo State. This contract matures on September 26, 2004, and is equivalent at that date (September 30, 2003) to R$906,254 (R$890,320 on June 30, 2003), for which counter-guarantees have been provided by Telesp Participacoes S.A. (currently Telecomunicacoes de Sao Paulo S.A.) These counter-guarantees provided by Telecomunicacoes de Sao Paulo S.A. are promissory notes issued in favor of TELEBRAS and are guaranteed by Telesp Celular Participacoes S.A.

As of July 17, 2003 Telebras once more requested Telecomunicacoes de Sao Paulo S.A. to replace such guarantees.


20 - TRANSFER OF TELEBRAS' PERSONNEL TO ANATEL

As stated in Note 1, suits for declaration of unconstitutionality were filed with the Supreme Court against Law No. 9,986 (published on July 19, 2000, in the Official Gazette- DOU) which established ANATEL's Special Staff to absorb TELEBRAS's personnel who were assigned to that Agency and to the Ministry of Communications on the date such law was published.

Following the Brazilian Supreme Court decision as mentioned on the Explanatory
Note 1, on December 27, 2000, TELEBRAS reinstated 354 employees who were seconded to ANATEL and seconded them again on the same date, on a chargeable basis, to that Agency. As of September 30, 2003, 326 Telebras' employees remained seconded to Anatel.

05.01 - QUARTERLY COMMENTS ON TELEBRAS PERFORMANCE

Following the spin-off held on May 22, 1998 (Balance sheet basis as of February 28, 1998), TELEBRAS ceased to have operating assets and has primarily sustained its operations through income provided by short term investments. Telebras remaining assets has been managed by its Administration.

Following is a comparison table with accumulated changes from the main economic indices used by the company.

---------------------------------------------------------------------
        Index               Accumulated changes               %
---------------------------------------------------------------------
                        Jan-Set-03       Jan-Set-02
---------------------------------------------------------------------
SELIC                        18.12          13.49             34.32
---------------------------------------------------------------------
FUNDO BB                     17.73          13.11             35.24
---------------------------------------------------------------------
IGPM                          7.10          10.54            (32.64)
---------------------------------------------------------------------
INPC                          8.96           6.39             40.22
---------------------------------------------------------------------

Accordingly the performance in the quarter has been evaluated by comparing relevant figures accumulated through September, 2003 with the same previous period. Such amounts have been restated as of September 30, 2003 by the IGPM accumulated change.

INCOME STATEMENT


------------------------------------------------------------------------------------------------
                R$000'                          January to September                Change
------------------------------------------------------------------------------------------------
                                                 2003           2002           Value        %
------------------------------------------------------------------------------------------------
Income                                          35,741         29,130          6,611      22.69
------------------------------------------------------------------------------------------------
       Short term investment - Fixed Income     22,082         19,491          2,591      13.29
------------------------------------------------------------------------------------------------
       Tax recoverable - Income                 10,560          8,143          2,417      29.68
------------------------------------------------------------------------------------------------
       Other                                     3,099          1,496          1,603     107.15
------------------------------------------------------------------------------------------------
Expense                                         20,828         17,998          2,830      15.72
------------------------------------------------------------------------------------------------
       Civil and Labor Contingencies            10,811          7,191          3,620      50.34
------------------------------------------------------------------------------------------------
       General and Administrative                5,174          6,970         -1,796    (25.77)
------------------------------------------------------------------------------------------------
       Other                                     4,843          3,837          1,006      26.22
------------------------------------------------------------------------------------------------
Income before taxes                             14,913         11,132          3,781      33.97
------------------------------------------------------------------------------------------------
       Income tax                                4,036          3,271            765      23.39
------------------------------------------------------------------------------------------------
       Social tax                                1,464          1,182            282      23.86
------------------------------------------------------------------------------------------------
Net income for the year                          9,413          6,679          2,734      40.93
------------------------------------------------------------------------------------------------

Comments:

Income

1. Shorth Term Investment - Fixed Income: Selic interest rate rise affected positively this item.

2. Recoverable taxes - Income: Recoverable tax and new fiscal credits granted to Telebras by the Brazilian Internal Revenue Service, indexed by the SELIC rate, contributed to rise this item.

3. Other Income: Increase has been due primarily to the granting by the Brazilian Internal Revenue Service of R$2,175 thousand in new fiscal credits.


Expenses

4. Civil and Labor Contingencies: Provisions related to new lawsuits in addition to indexation of current contingencies by using the National Consumer Price Index (INPC) has caused this item to increase.

5. General and administrative: Decrease in this item was due to a cut in expenses related to Telebras operating activities, primarily third party service.

6. Other expenses: Pasep and Cofins expenses increased due to an increase in revenues. Restatement of liabilities as well as new liabilities posted in the period also contributed to the increase in this caption.

7. Net income for the year: Net income rose 41% due to the above mentioned factors.



OTHER COMMENTS:

INSTRUCAO CVM N(0) 381/03:

Pursuant to Instrucao CVM 381/03 and Oficio Circular CVM/SEP/SNC/-2/2003 the Company informs that its current independent auditor Deloitte Touche Tohmatsu Auditores Independent has not provided any non-audit service to Telebras in the quarter ended September 30, 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Directors and Shareholders of
Telecomunicacoes Brasileiras S.A. - TELEBRAS
Brasilia - DF

1. We have reviewed the accompanying quarterly financial information (ITR) of Telecomunicacoes Brasileiras S.A. - TELEBRAS for the quarter and the nine-month period ended September 30, 2003, consisting of the balance sheet as of September 30, 2003 and the related statements of operations for the quarter and the nine-month period then ended. All information included in this quarterly financial information is the representation of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM).

4. As mentioned in Note 1 to the quarterly financial information, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which will occur only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000, whereby ANATEL's Special Staff was created to absorb TELEBRAS' employees assigned to ANATEL. Because the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, future disbursements or could result from the liquidation process.

5. As discussed in Note 10.1 to the financial statements, TELEBRAS is a party to various lawsuits, which have been evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible loss, the amounts of which are disclosed in
     Note 10.1. Due to the materiality of the amounts of lawsuits classified as possible loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. Previously, we reviewed the balance sheet as of June 30, 2003 and the statements of operations for the quarter and the nine-month period ended September 30, 2002, and issued review reports, dated August 22, 2003 and November 8, 2002, respectively, with emphasis as to the matters discussed in Paragraphs 4 and 5 above.

7. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Brasilia, November 17, 2003



DELOITTE TOUCHE TOHMATSU                    Celso de Almeida Moraes
Auditores Independentes                     Accountant

ITR's pages reviewed by Deloitte Touche Tohmatsu have been executed exclusively for identification purposes.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

Date:  December 19, 2003

                                            By: /s/ Minoru Oda
                                                ------------------------------
                                            Name: Minoru Oda
                                            Title: Chief Financial Officer and
                                                   Investor Relations Director